

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 13, 2017

Via E-mail
Henry Fahman
Chief Executive Officer
PHI Group, Inc.
5348 Vegas Drive
Las Vegas, Nevada 89128

>   **Re: PHI Group, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 7, 2017**
>   **Response submitted August 16, 2017**
>   **File No. 333-219769**

Dear Mr. Fahman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 1, 2017 letter.

General

1. Please check the box on the registration statement cover page to indicate that the securities being registered are to be offered on a continuous basis pursuant to Rule 415.

2. We note your response to our prior comment 2. We further note your disclosure on pages 14 and 15 where you provide updated disclosure on recent sales of unregistered securities, starting from June 23, 2017. The new issuances represent a total of 25,244,387 shares of your common stock, which when added to the previous 15,088,595 provides a total of 40,332,982 as of August 4, 2017. Please tell us how to reconcile this total with the 41,082,982 shares of common stock you disclosed in the prospectus, including whether you issued an additional 750,000 shares of common stock in a private placement.

<u>Investment Agreement, page 7</u>

3. We note your response to comment 4 where you indicate that the Investment Agreement has been revised to eliminate the possibility of assignment. We continue to note inconsistencies between your disclosure in the prospectus and the terms of the Investment Agreement. For example only, Section 4(C) of the Investment Agreement states that "as of the date hereof, the authorized capital stock of the Company consists of 300,000,000 shares of Common Stock with $0.001 par value per share, of as of March 3, 2017, 14,844,255 shares were issued and outstanding…" and Section 4(D) of the Investment Agreement states that you have reserved 20,000,000 shares for issuance pursuant to the Agreement. These provisions are inconsistent with your disclosure throughout the prospectus where you state that you have 900,000,000 shares of common stock authorized, 41,082,982 shares issued and outstanding as of August 4, 2017, and you will have an obligation to issue 65,445,000 shares under the Investment Agreement. Please revise to make your disclosure in the prospectus and the Investment Agreement consistent in all material respect.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3673 with any questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Senior Counsel
Office of Real Estate and
Commodities

cc: Christopher Dieterich